

July 9, 2013

Via E-mail
Peter T. Socha
President and Chief Executive Officer
James River Coal Company
902 E. Byrd Street, Suite 1600
Richmond, Virginia  23219

   **Re:**  **James River Coal Company**
      **Registration Statement on Form S-4**
      **Filed June 18, 2013**
      **File No. 333-189403**

Dear Mr. Socha:

  We have limited our review of your registration statement to those issues we have addressed in our comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information.  Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please note that comments issued in our letter dated July 3, 2013 should be resolved before requesting acceleration.

Summary, page 1

Recent Privately Negotiated Exchange Transactions, page 1

2. Please advise us of the circumstances, individuals involved and actions taken leading up to the "separate, privately negotiated exchange agreements" with the debt holders who agreed to exchange for new notes.  For example, advise us with whom and how you

negotiated the terms of the new notes with the different existing debt holders.  Please also advise us if any of the offerees covered by the Form S-4 were part of any communications resulting in the May 22, 2013 agreement to exchange for new notes.  We may have further comment.

3.  Additionally, please provide a sufficiently detailed analysis regarding any conclusion that "the solicitation of offers for the New Notes," as referenced in the Form 8-K filed on May 17, 2013, did not constitute a tender offer.

Risk Factors, page 12

4.  Please revise consistent with comments 1 and 2 in our letter dated July 3, 2013, as those comments also pertain to this Form S-4.

Adjustments to the Conversion Rate, page 41

5.  Please revise "Adjustments to the Conversion Rate" on page 41 to provide clarifying example(s) to illustrate the identified formulas.  For example, it is unclear what may occur to the conversion rate if you engage in an assumed common stock issuance pursuant to the proposal recently approved by shareholders.

Exhibits

Exhibit 5.1

6.  It is inappropriate for counsel to include assumptions and qualifications that are overly broad or that assume any of the material facts underlying the opinion or facts that are readily ascertainable.  We note that in paragraphs (c) through (g) of the legal opinion that counsel has extensively qualified and assumed its opinion.  The purpose and effect of these qualifications is unclear and may be so encompassing as to negate the opinion itself.  For example, in the first paragraph on page 2, counsel states it assumes that each of the guarantors (other than the subject guarantors) has the power and authority to enter into and perform its obligations under the indenture.  However, in paragraph 1, counsel states that the indenture constitutes valid and binding obligations of each of the guarantors.  As other non-exclusive examples, see paragraphs (a), (b) and (e) beginning on page 3.  Please provide an explanation and support for the assumptions and qualifications in the opinion.  Alternatively, have counsel delete the assumptions and qualifications.  Please have counsel revise this legal opinion as appropriate.  See generally, Staff Legal Bulletin No. 19, available at http://www.sec.gov/interps/legal/cfslb19.htm.

Exhibit 5.2

7.  Please have counsel revise the second paragraph to identify the dollar amount of the securities that are covered by the opinion.

8.  Currently the first paragraph on page 2 assumes material facts and does not opine on the obligations of the "Subject Guarantors." Please re-file a 5.2 opinion that provides an appropriate opinion regarding the subject guarantors. See Section II.B.1.e of Staff Legal Bulletin 19, available at http://www.sec.gov/interps/legal/cfslb19.htm.

Exhibit 5.3

9.  Please have counsel revise the first paragraph to identify the dollar amount of the securities that are covered by the opinion.

10. Part (3) of the last paragraph on page 2 assumes material facts and does not opine on the obligations of the "Subject Guarantors." Please re-file a 5.3 opinion that provides an appropriate opinion regarding the subject guarantors. See Section II.B.1.e of Staff Legal Bulletin 19, available at http://www.sec.gov/interps/legal/cfslb19.htm.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ronald E. Alper, at (202) 551-3329, or James Lopez, at (202) 551-3536, with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

cc: David A. Stockton, Esq.